SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: AIP Variable Insurance Trust

Address of Principal Business Office (No. & Street, City, State Zip Code):

701 Westchester Avenue, Suite 312w, White Plains, NY 10604

Telephone Number (including area code): (914) 761-5800

Name and Address of agent for service of process:

Lee Schultheis, 701 Westchester Avenue, Suite 312w, White Plains, NY 10604

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A: Yes [X] No [ ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Milwaukee and the state of Wisconsin on the 25 day of August, 2006.

[SEAL]	Signature	AIP Variable Insurance Trust
(Name of Registrant)

	By:	/s/ Lee Schultheis
Lee Schultheis
(Name of director, trustee or officer signing on behalf of Registrant)

President
(Title)

Attest: /s/ Kristina Labermeier
[Secretary]

Secretary
(Title)